Exhibit 12.1

EQT MIDSTREAM PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

	Six Months Ended June 30,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
	(Thousands)
Earnings:
Income from continuing operations before income taxes	$114,040	$212,679	$130,306	$86,485	$53,236	$24,293
Plus: Fixed charges	12,841	2,429	5,128	6,168	5,608	5,789
Minus: Capitalized interest	(355)	(442)	(1,858)	(758)	(45)	(353)
Total earnings	$126,526	$214,666	$133,576	$91,895	$58,799	$29,738

Fixed charges:
Interest expense, excluding capital lease interest expense	$1,992	$829	$2,944	$5,050	$5,164	$5,187
Interest expense, capital lease	10,292	843	-	-	-	-
Plus: Capitalized interest	355	442	1,858	758	45	353
Plus: Estimated interest component of rental expense	202	315	326	360	399	258
Total fixed charges	$12,841	$2,429	$5,128	$6,168	$5,608	$5,798

Ratio of earnings to fixed charges	9.9x	88.4x	26.1x	14.9x	10.5x	5.1x

(1)          Earnings included in the calculation of this ratio consist of (i) income from continuing operations before income taxes, plus (ii) fixed charges and minus (iii) capitalized interest (allowance for borrowed funds used during construction). Fixed charges included in the calculation of this ratio consist of (i) interest expense, plus (ii) capitalized interest (allowance for borrowed funds used during construction) and (iii) the estimated interest portion of rental expense.

EQT MIDSTREAM PARTNERS, LP

COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

AFTER ADJUSTMENT FOR ISSUANCE OF SENIOR NOTES (2)

	Six Months
	Ended	Year Ended
	June 30,	December 31,
	2014	2013
	(Thousands)
Earnings as calculated based on historical earnings	$126,526	$214,666
Fixed charges as calculated based on historical fixed charges	12,841	2,429
Adjustments:
Plus: Interest expense related to senior notes used to repay borrowings under the credit facility	6,600	-
Minus: Interest expense related to the credit facility previously outstanding during the period	(1,450)	-
Total fixed charges, as adjusted	$17,991	$2,429

Pro forma ratio of earnings to fixed charges	7.0x	88.4x

(2)          The pro forma ratios of earnings to fixed charges reflect the assumed issuance of the Notes offered hereby on the first day of the applicable period and the use of a portion of the proceeds therefrom to repay the outstanding indebtedness under our credit facility, as described in the section ‘‘Use of Proceeds’’ in the Prospectus Supplement.  Therefore, the pro forma ratio reflects the effects of additional interest expense that would have been incurred on the Notes and lower interest expense resulting from the assumed repayment of borrowings under our credit facility, if applicable. As of the date of this prospectus supplement, we have approximately $330 million in outstanding borrowings under our credit facility.